SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 11, 2003

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant’s name into English)

411 – 19th Street SE
Calgary, Alberta, Canada, T2E 6J7
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit

1.	Press release of SYNSORB Biotech Inc. dated March 11, 2003

2.	Management Discussion and Analysis

3.	Annual Financial Statements for the year ended December 31, 2002

4.	Notice of Meeting and Information Circular

5.	Form of Proxy

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2003	SYNSORB BIOTECH INC. By: (Signed) “Bruce Kenway” Bruce Kenway Director

Exhibit Index

Exhibit Number	Exhibit	Page

1.	Press release of SYNSORB Biotech Inc. dated March 11, 2003	6

2.	Management Discussion and Analysis	8

3.	Annual Financial Statements for the year ended December 31, 2002	13

4.	Notice of Meeting and Information Circular	27

5.	Form of Proxy	61